UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

 (Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 19, 2014

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Subramanian Kalyanasundaram
	Name:	Subramanian Kalyanasundaram
	Title:	Chief Executive Officer and Director

TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

February 19, 2014

Notice is hereby given of an extraordinary general meeting of shareholders (the “Extraordinary General Meeting” or the “Meeting”) of Taro Pharmaceutical Industries Ltd. (the “Company”),  that will be held on March 27, 2014, at 10:00 a.m. (Israel time), at the Company’s offices at 14 Hakitor Street, Haifa Bay 26110,  Israel. The purpose of the Extraordinary General Meeting will be the ratification of certain resolutions adopted by the Company’s shareholders at its 2013 annual general meeting (the “2013 AGM”), and certain other resolutions.

Certain resolutions on the agenda for the 2013 AGM were subject to special approval provisions under Israeli Companies Law 5759-1999 (the "Companies Law" or "Law") requiring, in addition to majority approval of all votes, approval by the majority of votes of shareholders who are neither (i) controlling shareholders nor (ii) persons who have a personal interest in the resolutions.  Following the 2013 AGM, the Company learned that voting forms used by certain shareholders, which were not prepared by the Company, may not have informed the shareholders of their obligation to inform the Company if they are controlling shareholders or if they have a personal interest in these resolutions, and the Company has therefore called the Meeting for the purpose of having these resolutions ratified.

Each of these resolutions was duly adopted at the 2013 AGM, all proxy material prepared by the Company informed shareholders of their disclosure obligations, and the Company has not received any evidence to indicate that any votes were improperly included of controlling shareholders or shareholders who had a personal interest in these resolutions.  Nevertheless, in order to address any procedural irregularities which may have occurred, through no fault of the Company, the Company has decided to call the Meeting for the purpose of ratifying the resolutions detailed hereunder:

1.	To approve and ratify the Company’s Compensation Policy under the requirements of the Companies Law.

2.
To approve and ratify the remuneration of Mr. Dilip Shanghvi, Chairman of the Board of Directors of the Company, as approved by the Company's Audit Committee, Compensation Committee and Board of Directors as follows: an annual fee in the amount of USD 869,648, and an annual bonus in an amount of up to 100% of his annual fee, and a fee equal to the consideration paid by the Company to its external directors per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings.

3.
To approve and ratify the remuneration of Mr. Sudhir Valia, member of the Board of Directors of the Company, as approved by the Company's Audit Committee, Compensation Committee and Board of Directors as follows: an annual fee in the amount of USD 560,134, and an annual bonus in an amount of up to 100% of his annual fee, and a fee equal to the consideration paid by the Company to its external directors per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings.

4.
To approve and ratify the remuneration of Mr. Subramanian Kalyanasundaram (known in industry circles as Kal Sundaram), as Chief Executive Officer of the Company, as approved by the Company's Compensation Committee and Board of Directors as follows, which payments will be made either directly to Mr. Sundaram or through Sun Pharmaceutical Industries Ltd.: an annual fee in the amount of USD 500,000, and an annual bonus in an amount of up to 100% of his annual fee, and a fee equal to the consideration paid by the Company to its external directors per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings.

5.
To approve and ratify the re-election of Mrs. Ilana Avidov Mor and Mr. Dan Biran, to the Board of Directors as External Directors as defined in the Companies Law for additional three-year terms commencing as of December 31, 2013.

In addition, at the request of a shareholder of the company, the following item has been added to the agenda for the Meeting:

6.	To elect Mr. Ben-Ami Rosenfeld and Ms. Adi Bershadsky, to the Board of Directors as External Directors as defined in the Companies Law for three-year terms.

Shareholders of record at the close of business on February 24, 2014, are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Extraordinary General Meeting in person.

Shareholders of Record on February 24, 2014, who are entitled to vote at the Extraordinary General Meeting, must inform the Company, in the event that they are controlling shareholders or if they have a personal interest, as such terms are defined in the Companies Law, in the approval of one or more of the resolutions detailed herein.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.  No postage is required if mailed in the United States.  Shareholders who subsequently revoke their proxies may vote their shares in person.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Dilip Shanghvi

Dilip Shanghvi
Chairman of the Board of Directors

2

TARO PHARMACEUTICAL INDUSTRIES LTD.

14 Hakitor St.
Haifa Bay, Israel
_____________________

PROXY STATEMENT
_____________________

This Proxy Statement is furnished to the holders of ordinary shares, nominal (par) value NIS 0.0001 each (the “Ordinary Shares”) and of founders' shares, nominal (par) value NIS 0.00001, of Taro Pharmaceutical Industries Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors”) of proxies for use at the Extraordinary General Meeting of shareholders (the “Extraordinary General Meeting” or the “Meeting”), or any postponement or adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held on March 27, 2014, at 10:00 a.m. (Israel time) at the Company’s offices, 14 Hakitor Street, Haifa Bay 26110, Israel.

The purpose of the Extraordinary General Meeting will be the ratification of certain resolutions adopted by the Company’s shareholders at its 2013 annual general meeting (the “2013 AGM”).  Certain resolutions on the agenda for the 2013 AGM were subject to special approval provisions under Israeli Companies Law 5759-1999 (the "Companies Law" or "Law") requiring, in addition to majority approval of all votes, approval by the majority of votes of shareholders who are neither (i) controlling shareholders nor (ii) persons who have a personal interest in the resolutions.

Following the 2013 AGM, the Company learned that voting forms used by certain shareholders, which were not prepared by the Company, may not have informed the shareholders of their obligation to inform the Company if they are controlling shareholders or if they have a personal interest in these resolutions, and is therefore calling the Meeting for the purpose of having these resolutions ratified.

Each of these resolutions was duly adopted at the 2013 AGM, all proxy material prepared by the Company did inform shareholders of their disclosure obligations, and the Company has not received any evidence to indicate that any votes were improperly included of controlling shareholders or shareholders who had a personal interest in these resolutions.  Nevertheless, in order to address any procedural irregularities which may have occurred, through no fault of the Company, the Company decided to call the Meeting for the purpose of ratifying the resolutions detailed hereunder.  In addition item 6 below has been included on the agenda for this meeting at the request of a shareholder of the company.

It is proposed that, at the Meeting, the following matters be considered:

1.	To approve and ratify the Company’s Compensation Policy under the requirements of the Companies Law.

2.
To approve and ratify the remuneration of Mr. Dilip Shanghvi, Chairman of the Board of Directors of the Company, as approved by the Company's Audit Committee, Compensation Committee and Board of Directors as follows: an annual fee in the amount of USD 869,648, and an annual bonus in an amount of up to 100% of his annual fee, and a fee equal to the consideration paid by the Company to its external directors per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings.

3.
To approve and ratify the remuneration of Mr. Sudhir Valia, member of the Board of Directors of the Company, as approved by the Company's Audit Committee, Compensation Committee and Board of Directors as follows: an annual fee in the amount of USD 560,134, and an annual bonus in an amount of up to 100% of his annual fee, and a fee equal to the consideration paid by the Company to its external directors per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings.

4.
To approve and ratify the remuneration of Mr. Subramanian Kalyanasundaram (known in industry circles as Kal Sundaram), as Chief Executive Officer of the Company, as approved by the Company's Compensation Committee and Board of Directors as follows, which payments will be made either directly to Mr. Sundaram or through Sun Pharmaceutical Industries Ltd.: an annual fee in the amount of USD 500,000, and an annual bonus in an amount of up to 100% of his annual fee, and a fee equal to the consideration paid by the Company to its external directors per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings.

5.
To approve and ratify the re-election of Mrs. Ilana Avidov Mor and Mr. Dan Biran, to the Board of Directors as External Directors as defined in the Companies Law for additional three-year terms commencing as of December 31, 2013.

6.	To elect Mr. Ben-Ami Rosenfeld and Ms. Adi Bershadsky, to the Board of Directors as External Directors as defined in the Companies Law for three-year terms

The Board of Directors recommends a vote FOR resolutions 1-5.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.    Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.

Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of those resolutions recommended by the Board of Directors, as described above. The Board of Directors of the Company is soliciting proxies for use at the Meeting.

Only shareholders of record at the close of business on February 24, 2014, will be entitled to vote at the Extraordinary General Meeting.  Proxies are being mailed to shareholders on or about February 25, 2014 and will be solicited chiefly by mail; however, certain officers, directors and employees of the Company may solicit proxies by telephone, fax or other personal contact, none of whom will receive additional compensation therefore. The Company may also retain one or more agents for the purpose of soliciting proxies in connection with the Meeting. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

In connection with the resolutions on the agenda for the Meeting, shareholders will be required to disclose if they either (i) are controlling shareholders of the Company or (ii) have a personal interest in any such resolution.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). For these purposes, a shareholder is deemed to be a controlling shareholder if it possesses, by itself or together with others who also possess a personal interest in the approval of the same transaction, twenty-five percent (25%) or more of the voting rights in the Company if no other shareholder possesses more than fifty percent (50%) of the voting rights in the Company.

A “personal interest” of a shareholder (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

In order to provide for a proper counting of shareholder votes, the enclosed form of proxy card includes a certification that, unless a shareholder indicate otherwise on the proxy card, (i) the shareholder is not a controlling shareholder of the Company and (ii) neither the shareholder nor any person appointed to act as the shareholder’s proxy has a personal interest in any of the resolutions.

Shareholders of Record on February 24, 2014, who are entitled to vote at the Extraordinary General Meeting, must inform the Company, in the event that they are controlling shareholders or if they have a personal interest, as such terms are defined in the Companies Law, as detailed above, in the approval of the one or more of the resolutions detailed hereunder.   In addition, shareholders who wish to submit position statements with respect to the matters on the agenda for the Meeting for publication by the Company are required to do so no later than March 6, 2014.  Such position statements may not exceed in length either (i) 500 words per each matter addressed in the statement or (ii) 1,500 words in total, and shall include the name and shareholdings of the shareholder submitting such statements, the names of any other shareholders with whom such shareholder is acting together in connection with the Meeting, any personal interest of such shareholder in any of the matters on the agenda of the Meeting and whether such shareholder is a controlling shareholder.

Item 1 – COMPENSATION POLICY

Under the Companies Law, all public Israeli companies, including companies whose shares are only listed outside of Israel, are required to adopt a written compensation policy, which sets forth their policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, as well as indemnification undertakings and exemption from liability.

The compensation policy must be approved by the board of directors, after considering the recommendations of the compensation committee of the Company. The compensation policy must also be approved by the shareholders of the Company as prescribed in the Companies Law.

In accordance with the requirements of the Companies Law, our compensation committee reviewed and adopted a written compensation policy for our executives, which sets forth our policy regarding the terms of office and employment of office holders as prescribed under the Companies Law. A copy of the proposed Taro Executive Compensation Policy is attached as Annex A to the proxy statement. Our Board of Directors subsequently approved the policy and recommended that it be adopted by the shareholders.

The Board of Directors will present the following Resolutions at the Extraordinary General Meeting of Shareholders:

Resolution 1

"RESOLVED, to approve and ratify the Taro Executive Compensation Policy in the form attached as Annex A hereto."

VOTE REQUIRED

The required vote to approve the above resolution under item 1 is a majority of the votes cast at the Meeting, whether in person or by proxy, provided that either:

●           the majority includes the majority of the total votes of shareholders who are neither (i) controlling shareholders nor (ii) shareholders who have a personal interest in the matter present at the meeting in person or by proxy (abstentions will not be taken into account); or

●           the total number of votes against the policy by the non-controlling shareholders or shareholders who do not have a personal interest in the matter does not exceed two percent of the aggregate voting rights in the company.

Each shareholder who is a controlling shareholder or each proxy holder acting on behalf of a controlling shareholder and each shareholder who has a personal interest in the approval of the above resolution or each proxy holder acting on behalf of a shareholder who has a personal interest in the approval of the above resolution and each proxy holder who has a personal interest in the approval of the above resolution and who wishes to attend the Meeting in person or by proxy, is required to so advise the Company in writing, at or prior to the Meeting, for purposes of voting with respect to Item 1.

Sun Pharma and certain affiliates have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of this Meeting, the shares owned or controlled by them (or by entities under their control) should not be counted as part of the votes of the non-controlling shareholders for purposes of Item 1.

The Board of Directors unanimously recommends a vote FOR Item 1 above

Item 2 – REMUNERATION OF DILIP SHANGHVI

As required by the Companies Law, the terms of service and employment of directors in a public company require approval by the company’s compensation committee, board of directors and shareholders, and with respect to certain transactions with controlling shareholders, also the approval of the audit committee. The remuneration of Mr. Dilip Shanghvi, as approved by the Audit Committee, the Compensation Committee and Board of Directors, is as follows:  an annual fee in the amount of USD 869,648, and an annual bonus in an amount of up to 100% of his annual fee, and a fee equal to the consideration paid by the Company to its external directors per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings.  Payment of the bonus shall be determined by the extent to which the Company meets certain performance benchmarks to be set annually by the Board of Directors, with the approval of the Compensation Committee and the Audit Committee. The Compensation Committee and the Board of Directors believe that such remuneration is in line with the Company's Compensation Policy.

The Board of Directors will present the following Resolution at the Extraordinary General Meeting:

“RESOLVED, that the remuneration of Mr. Dilip Shanghvi, as a director of the Company, be and is hereby approved and ratified as follows:  an annual fee in the amount of USD 869,648, and an annual bonus in an amount of up to 100% of his annual fee, and a fee equal to the consideration paid by the Company to its external directors per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 2 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy, provided that either:

●           the majority includes the majority of the total votes of shareholders who are neither (i) controlling shareholders nor (ii) shareholders who have a personal interest in the matter present at the meeting in person or by proxy (abstentions will not be taken into account); or

●           the total number of votes against the resolution by the non-controlling shareholders or shareholders who do not have a personal interest in the matter does not exceed two percent of the aggregate voting rights in the company.

Each shareholder who is a controlling shareholder or each proxy holder acting on behalf of a controlling shareholder and each shareholder who has a personal interest in the approval of the above resolution or each proxy holder acting on behalf of a shareholder who has a personal interest in the approval of the above resolution and each proxy holder who has a personal interest in the approval of the above resolution and who wishes to attend the Meeting in person or by proxy, is required to so advise the Company in writing, at or prior to the Meeting, for purposes of voting with respect to Item 2.

Sun Pharma and certain affiliates have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of this Meeting, the shares owned or controlled by them (or by entities under their control) should not be counted as part of the votes of the non-controlling shareholders for purposes of Item 2.

The Board of Directors unanimously recommends a vote FOR Item 2 above.

Item 3 – REMUNERATION OF SUDHIR VALIA

As required by the Companies Law, the terms of service and employment of directors in a public company require approval by the company’s compensation committee, board of directors and shareholders, and with respect to certain transactions with controlling shareholders, also the approval of the audit committee. The remuneration of Mr. Sudhir Valia, as approved by the Audit Committee, the Compensation Committee and Board of Directors, is as follows:  an annual fee in the amount of USD 560,134, and an annual bonus in an amount of up to 100% of his annual fee, and a fee equal to the consideration paid by the Company to its external directors per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings.  Payment of the bonus shall be determined by the extent to which the Company meets certain performance benchmarks to be set annually by the Board of Directors, with the approval of the Compensation Committee and the Audit Committee. The Compensation Committee and the Board of Directors believe that such remuneration is in line with the Company's Compensation Policy.

The Board of Directors will present the following Resolution at the Extraordinary General Meeting:

“RESOLVED, that the remuneration of Mr. Sudhir Valia, as a director of the Company, be and is hereby approved and ratified as follows:  an annual fee in the amount of USD 560,134, and an annual bonus in an amount of up to 100% of his annual fee, and a fee equal to the consideration paid by the Company to its external directors per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 3 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy, provided that either:

●           the majority includes the majority of the total votes of shareholders who are neither (i) controlling shareholders nor (ii) shareholders who have a personal interest in the matter present at the meeting in person or by proxy (abstentions will not be taken into account); or

●           the total number of votes against the resolution by the non-controlling shareholders or shareholders who do not have a personal interest in the matter does not exceed two percent of the aggregate voting rights in the company.

Each shareholder who is a controlling shareholder or each proxy holder acting on behalf of a controlling shareholder and each shareholder who has a personal interest in the approval of the above resolution or each proxy holder acting on behalf of  a shareholder who has a personal interest in the approval of the above resolution and each proxy holder who has a personal interest in the approval of the above resolution and who wishes to attend the Meeting in person or by proxy, is required to so advise the Company in writing, at or prior to the Meeting, for purposes of voting with respect to Item 3.

Sun Pharma and certain affiliates have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of this Meeting, the shares owned or controlled by them (or by entities under their control) should not be counted as part of the votes of the non-controlling shareholders for purposes of Item 3.

The Board of Directors unanimously recommends a vote FOR Item 3 above.

Item 4 – REMUNERATION OF CHIEF EXECUTIVE OFFICER

As required by the Companies Law, the terms of service and employment of directors in a public company, including in their capacity as employees of the company, require approval by the company’s compensation committee, board of directors and shareholders. The remuneration of Mr. Subramanian Kalyanasundaram (known in industry circles as Kal Sundaram), as Chief Executive Officer, as approved by the Compensation Committee and Board of Directors, which payments will be made either directly to Mr. Sundaram or through Sun Pharmaceutical Industries Ltd. is as follows:  an annual fee in the amount of USD 500,000, and an annual bonus in an amount of up to 100% of his annual fee and a fee equal to the consideration paid by the Company to its external directors per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings. Payment of the bonus shall be determined by the extent to which the Company meets certain performance benchmarks to be set annually by the Board of Directors, with the approval of the Compensation Committee. In addition to his services to Taro, Mr. Sundaram may devote up to 20% of his time to continue to be employed and provide services to Sun Pharma, and Taro may pay Mr. Sundaram’s compensation either directly to him, or through Sun Pharma.  The Compensation Committee and the Board of Directors believe that such remuneration is in line with the Company's Compensation Policy.

The Board of Directors will present the following Resolution at the Extraordinary General Meeting:

“RESOLVED, that the remuneration of Mr. Subramanian Kalyanasundaram (known in industry circles as Kal Sundaram), as Chief Executive Officer of the Company, be and is hereby approved and ratified, which payments will be made either directly to Mr. Sundaram or through Sun Pharmaceutical Industries Ltd. as follows: an annual fee in the amount of USD 500,000, and an annual bonus in an amount of up to 100% of his annual fee and a fee equal to the consideration paid by the Company to its external directors per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 4 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy, provided that either:

●           the majority includes the majority of the total votes of shareholders who are neither (i) controlling shareholders nor (ii) shareholders who have a personal interest in the matter present at the meeting in person or by proxy (abstentions will not be taken into account); or

●           the total number of votes against the resolution by the non-controlling shareholders or shareholders who do not have a personal interest in the matter does not exceed two percent of the aggregate voting rights in the company.

Each shareholder who is a controlling shareholder or each proxy acting on behalf of a controlling shareholder and each shareholder who has a personal interest in the approval of the above resolution or each proxy holder acting on behalf of a shareholder who has a personal interest in the approval of the above resolution and each proxy holder who has a personal interest in the approval of the above resolution and who wishes to attend the Meeting in person or by proxy, is required to so advise the Company in writing, at or prior to the Meeting, for purposes of voting with respect to Item 4.

Sun Pharma and certain affiliates have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of this Meeting, the shares owned or controlled by them (or by entities under their control) should not be counted as part of the votes of the non-controlling shareholders for purposes of Item 4.

The Board of Directors unanimously recommends a vote FOR Item 4 above.

Item 5 – RE-ELECTION OF EXTERNAL DIRECTORS

At the Extraordinary General Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the re-election, as External Directors of the Company, of the two nominees named below who shall hold office for an additional three-year term, unless their service is earlier terminated under any applicable law or the Articles of Association.

The list of nominees is as follows:
a.	Ms. Ilana Avidov Mor
b.	Mr. Dan Biran

Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares, inter alia, are listed for trading on a stock exchange or have been offered to the public by a prospectus and are held by the public are required to have at least two External Directors.

The Companies Law further provides that a person may not be elected as an External Director if the person or the person’s relative, partner, employer, anyone to whom the person is subordinate, directly or indirectly, or any entity under the person’s control has, as of the date of the person’s election to serve as an External Director, or had, during the two years preceding that date, any affiliation (as defined below) with:

(i)	the company;

(ii)	any entity controlling the company as of the date of the election; or

(iii)	any entity controlled by the company or under common control with the company as of the date of the election or during the two years preceding that date.

The term “affiliation” includes an employment relationship, a commercial or professional relationship maintained on a regular basis or control of the Company, as well as service as an office holder (as defined below).  Under the Companies Law, “relative” is defined as a spouse, brother or sister, parent, grandparent, child, and a child/brother/sister/parent of such person’s spouse or the spouse of any of the foregoing.

The Companies Law defines the term “office holder” as general manager (that is the chief executive officer), chief business manager, vice-general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, any director and any manager that reports directly to the general manager.

The Companies Law further provides that no person can serve as an External Director if the person’s other positions or businesses create, or may create, a conflict of interest with the person’s responsibilities as an External Director or may otherwise interfere with the person’s ability to serve as an External Director.

Until the lapse of two years from the time in which the External Director serves as such, a company may not engage an External Director to serve as an office holder and cannot employ or receive professional services from such former External Director for consideration, either directly or indirectly, including through a corporation controlled by such former External Director.

A person shall be qualified to serve as an External Director only if he or she possesses accounting and financial expertise or professional competence.  At least one External Director must possess accounting and financial expertise.  Under the regulations of the Companies Law, a director has “financial and accounting expertise” if, inter alia, he or she, based on his or her education, experience and qualifications, is highly skilled in respect of, and understands, business and accounting matters and financial statements, in a manner that enables him or her to have an in-depth understanding of the company’s financial statements and to stimulate discussion in respect of the manner in which the financial data is presented. A director has “professional competence” under such regulation if, inter alia, he or she has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in, or completion of, other higher learning, each in an area relevant to the company’s business, or has at least an aggregate of five years’ experience in a senior position in any one or any combination of the following: (a) the business management of a corporation with a substantial scope of business; (b) public office or public service; or (c) the field of the company’s business.

The Companies Law further provides that when appointing an External Director, if all members of the board of directors of the company are of one gender then at least one External Director shall be of the other gender.

The Companies Law also provides that a shareholders’ general meeting at which the appointment of an External Director is to be considered will not be called unless the nominee has declared to the company that he or she complies with the qualifications for appointment as an External Director.  Each proposed nominee has declared to the Company that such nominee possesses the qualifications and complies with the requirements for appointment as an External Director under the Companies Law, that such nominee is capable of dedicating the appropriate amount of time for the performance of such nominee’s role as an External Director of the Company considering, inter alia, the Company’s size and special needs and such nominee has agreed to stand for election.  Copies of the declarations of the External Directors are available for inspection at the Company’s offices in Haifa, Israel.

The initial term of an External Director is three years and may be extended for two consecutive three-year terms.  In accordance with the regulations under the Companies Law, companies whose securities are listed on one of a number of non-Israeli stock exchanges, may re-appoint an external director for additional three-year terms, in excess of the nine years described above, if the audit committee and the board of directors confirm that, due to the expertise and special contribution of the external director to the work of the board and its committees, his or her re-appointment is in the best interests of the company.  The same special majority is required for election of the statutory external director for each additional three-year term (as was required for the initial term), with the additional requirement that the arguments of the board of directors and audit committee in favor of election for such additional term, and the number of terms already served by the external director, be presented to the general meeting prior to the vote.

An External Director may be removed from office only by the same percentage of votes as is required for election or by a court, if the External Director ceases to meet the statutory qualifications for appointment or if he or she violates his or her duty of loyalty to the company.  Each committee of a company’s board of directors, that is empowered to exercise one of the functions of the board of directors, is required to include at least one External Director, except for the Audit Committee and the Compensation Committee, which are required to include all the External Directors.

Each External Director has agreed to receive remuneration in accordance with Section 5(f) of the Companies Regulations (Easements to Public Companies which Shares are Listed for Trading in a Stock Exchange Outside of Israel), 5760-2000 as applied to Sections 4 and 5 of Companies Regulations (Rules Regarding Remuneration and Expenses of External Directors), 5760-2000 (“Remuneration Rules”).  In accordance with the foregoing, each External Director will receive an annual fee of NIS 115,400 and a fee of up to NIS 3,470 per meeting attended, which amounts are linked to the Israeli consumer price index (based on the Israeli consumer price index as of the date of this Proxy Statement, currently equal to NIS 121,410 and NIS 3,650, respectively).  Under such regulations, the External Directors’ remuneration must be fixed and agreed upon with the company prior to the acceptance of the nomination.

Each of Ms. Ilana Avidov Mor and Mr. Dan Biran, if elected, will serve a three-year term commencing upon the date of expiration of their initial three-year term.

The following information is supplied with respect to each nominee for election as External Director to the Board of Directors and is based upon the records of the Company and information provided to it by the nominees:

Ilana Avidov Mor is a Certified Accountant who became a member of the Company’s Board of Directors and Audit Committee in December 2010, the Stock Option Committee in March 2012 and the Compensation Committee in February 2013.  Until January 2013, she served as Chief Executive Officer of a private company which gives services to advanced study Funds and to Provident Funds. Ms. Avidov Mor formerly worked at Bank Yahav Ltd. for civil servants (the “Bank”), Israel, fulfilling various positions between 1994 and 2009. Among these positions, Ms. Avidov Mor served as Deputy General Manager of the Bank for over a decade, and as Comptroller for eight years. Between the years 1974 and 1994, Ms. Avidov Mor worked for Braude & Partners Accountants. Ms. Avidov Mor is also a former member of the following Directorates: Intercosma Ltd. (a company for the manufacture and marketing of cosmetics and toiletries) and three pension funds for doctors, nurses and para-medicals (Director on behalf of the Bank). Ms. Avidov Mor is a former General Manager on behalf of Bank Yahav of four pension funds owned by the bank. Ms. Avidov Mor earned her B.A. in Economics and Accounting at the Tel Aviv University, and her M.A. in Business Administration (Financing and Banking) at the Hebrew University of Jerusalem.

Dan Biran became a member of the Company’s Board of Directors and Audit Committee in December 2010, the Stock Option Committee in March 2012 and the Compensation Committee in February 2013.  Mr. Biran currently serves as Chairman of the Board of Directors of Galam Ltd. K. Maanit.  Between the years 2007 and July 2012, Mr. Biran served as the Chairman of the Board of Directors of Biological Industries Ltd. and Ducart Ltd. Between the years 2009 and 2011, Mr. Biran served as a Director of Netafim Ltd. and Enzymotec Ltd. Between the years 1992 and 2006, Mr. Biran served as a Chief Executive Officer of Arkal Filtration Systems. Between the years 2004 and 2006, Mr. Biran served as the Chairman of the Board of Directors of Pep Filters Inc. He also served as an external director of Machteshim – Agan Ind. during the years 1997 and 2004, as well as the Chief Executive Officer of Netafim – Magal during the years 1983 and 1992. Mr. Biran also served as a director of Netafim USA during the years 1986 and 1992. Mr. Biran has fulfilled various management positions in the Unified Kibbutz Movement, Israel and at Kibbutz Magal, Israel.  Mr. Biran earned his B.Sc. in Agro Economy and M.Sc. in Plant Physiology & Biochemistry from the Hebrew University, Israel.

The Board of Directors has reviewed Ms. Avidov Mor’s qualifications, taking into account the parameters specified by the Companies Law and the regulations thereunder, and has determined that Ms. Avidov Mor has accounting and financial expertise.

The Board of Directors has reviewed Mr. Biran’s qualifications, taking into account the parameters specified by the Companies Law and the regulations thereunder, and has determined that Mr. Biran has professional competence.

PROPOSED RESOLUTIONS

The Board of Directors will present the following Resolutions at the Extraordinary General Meeting of Shareholders:

Resolution 5a

"RESOLVED, to approve and ratify that Ms. Ilana Avidov Mor be and is hereby appointed as an External Director of the Company for a term of three-years, commencing on December 31, 2013.”

Resolution 5b

"RESOLVED, to approve and ratify that Mr. Dan Biran be and is hereby appointed as an External Director of the Company for a term of three-years, commencing on December 31, 2013.”

VOTE REQUIRED

In order to re-elect, under Items 5a and 5b of this Proxy Statement, Ms. Ilana Avidov Mor and Mr. Dan Biran, respectively, each to a three-year term as an External Director, the required vote, in each case, is a majority of the votes cast at the Meeting, whether in person or by proxy, provided that either:

●
the majority includes the majority of the total votes of shareholders who are neither (i) controlling shareholders nor (ii) shareholders who have a personal interest in such election (not including, for purposes of this resolution, a personal interest that does not arise out of a relationship with a controlling shareholder) present at the meeting in person or by proxy (abstentions will not be taken into account); or

●
the total number of votes against the election of the statutory external director by the non-controlling shareholders or shareholders who do not have a personal interest in such election may not exceed two percent of the aggregate voting rights in the company.

Each shareholder who is a controlling shareholder or each proxy holder acting on behalf of a controlling shareholder and each shareholder who has a personal interest in the approval of the above resolution or each proxy holder acting on behalf of a shareholder who has a personal interest in the approval of the above resolution and each proxy holder who has a personal interest in the approval of the above resolution and who wishes to attend the Meeting in person or by proxy, is required to so advise the Company in writing, at or prior to the Meeting, for purposes of voting with respect to Items 5a and 5b.

Sun Pharma and certain affiliates have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of this Meeting, the shares owned or controlled by them (or by entities under their control) should not be counted as part of the votes of the non-controlling shareholders for purposes of Items 5a and 5b.

The Board of Directors has determined that Ms. Ilana Avidov Mor and Mr. Dan Biran are fully qualified to serve as External Directors. Accordingly, the Board of Directors unanimously recommends a vote FOR the election of Ms. Ilana Avidov Mor (Item 5a) and Mr. Dan Biran (Item 5b) as External Directors.

Item 6 – ELECTION OF EXTERNAL DIRECTORS

A shareholder of the Company has requested that the Company include two nominees, Mr. Ben-Ami Rosenfeld and Ms. Adi Bershadsky, to serve as External Directors of the Company, on the agenda of the Extraordinary General Meeting.  Attached hereto as Annexes B-1 and B-2 are the declarations provided by these nominees regarding their qualifications to serve as External Directors.  The declarations of each of these nominees attached hereto regarding their qualifications have been provided to the Company by the shareholder who nominated them, and have not been verified by the Company.

PROPOSED RESOLUTIONS

The Board of Directors will present the following Resolutions at the Extraordinary General Meeting of Shareholders:

Resolution 6a

"RESOLVED, that Mr. Ben-Ami Rosenfeld be and is hereby appointed as an External Director of the Company for a term of three-years.”

Resolution 6b

"RESOLVED, that Ms. Adi Bershadsky be and is hereby appointed as an External Director of the Company for a term of three-years.”

VOTE REQUIRED

In order to elect, under Items 6a and 6b of this Proxy Statement, Mr. Ben-Ami Rosenfeld and Ms. Adi Bershadsky, respectively, each to a three-year term as an External Director, the required vote, in each case, is a majority of the votes cast at the Meeting, whether in person or by proxy, provided that either:

●
the majority includes the majority of the total votes of shareholders who are neither (i) controlling shareholders nor (ii) shareholders who have a personal interest in such election (not including, for purposes of this resolution, a personal interest that does not arise out of a relationship with a controlling shareholder) present at the meeting in person or by proxy (abstentions will not be taken into account); or

●
the total number of votes against the election of the statutory external director by the non-controlling shareholders or shareholders who do not have a personal interest in such election may not exceed two percent of the aggregate voting rights in the company.

Each shareholder who is a controlling shareholder or each proxy holder acting on behalf of a controlling shareholder and each shareholder who has a personal interest in the approval of the above resolution or each proxy holder acting on behalf of a shareholder who has a personal interest in the approval of the above resolution and each proxy holder who has a personal interest in the approval of the above resolution and who wishes to attend the Meeting in person or by proxy, is required to so advise the Company in writing, at or prior to the Meeting, for purposes of voting with respect to Items 6a and 6b.

Sun Pharma and certain affiliates have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of this Meeting, the shares owned or controlled by them (or by entities under their control) should not be counted as part of the votes of the non-controlling shareholders for purposes of Items 6a and 6b.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Dilip Shanghvi

Dilip Shanghvi
Chairman of the Board of Directors

Dated:  February 19, 2014

ANNEX A

Compensation Policy for Office holders

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Taro Pharmaceutical Industries Ltd.

Office Holders Compensation Policy

1.	Introduction

1.1
On December 12, 2012, Amendment No. 20 (hereinafter: the “Amendment”) to the Companies Law, 5759-1999 (hereinafter: the “Law” or the “Companies Law”), which sets forth obligations with respect to the adoption of a compensation policy for Office holders in Israeli public companies or private companies which issued bonds to the public (hereinafter: the “Compensation Policy”), entered into force.

1.2
Taro Pharmaceutical Industries Ltd. (hereinafter: “Taro” or the "Company") is a multinational, science-based pharmaceutical company, operating primarily in the United States, Canada and Israel, through three entities: Taro Israel and two of its subsidiaries, Taro Pharmaceuticals Inc. (Taro's Canadian indirect subsidiary) and Taro Pharmaceuticals U.S.A., Inc. (Taro's U.S. subsidiary). Operating in an intensely competitive pharmaceutical industry, the Company competes with the original manufacturers of the brand-name, other generic drug manufacturers and manufacturers of new drugs that may compete with the Company's generic drugs. Many of Taro's competitors have greater financial, production and research and development resources, substantially larger sales and marketing organizations, and substantially greater name recognition.

1.3
The Compensation Policy is meant to provide the Company the ability to attract, retain, reward and motivate highly skilled Office holders (as defined in section 2.4.2), and to assure that the compensation structure meets Taro's interests and its overall financial and strategic objectives.

1.4	Any references to the masculine gender shall be deemed to include a reference to the feminine and neuters where the context so admits.

2.	Principles of the Compensation Policy

2.1	The Company determined the Compensation Policy for Office holders (defined below) in accordance with the following considerations:

●	Promoting the Company’s objectives, work schedule and policies from a viewpoint which aims to enhance both long term and short term value for all of Taro’s stakeholders.

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●	Creating appropriate incentives for the Office holders of the Company, taking into consideration its risk management policy.

●	The size of the Company and the nature of its activities.

●
With respect to variable components – the contribution of the Office holder to the achievement of the Company’s objectives and the maximization of its profits, on the basis of a concept which balances long term considerations with short term considerations and in accordance with the position of the Office holder.

2.2	In determining the Office holder’s compensation, the following criteria, among others, will be examined:

●	The Office holder’s education, qualifications, professional experience and achievements.

●	The Office holder’s position, areas of responsibility and previous salary agreements with the Company.

●
The annual cost of the employment terms of the Office holder and the average and median annual salary of Taro's employees and outsourced service providers, by geographic location, as well as whether such disparities have an effect on employment relations.

●	The ratio between the variable compensation components and the fixed compensation components.

●	Compensation practices of other companies that are active in similar markets.

2.3	Manner of determination and approval of the Compensation Policy

●	The Compensation Committee shall discuss the Compensation Policy and provide its recommendations to the Company's Board of Directors.

●
The Board of Directors shall discuss the Compensation Policy and the recommendations of the Compensation Committee. After discussing and weighing the recommendations of the Compensation Committee, the Board of Directors is to approve the Compensation Policy.

●	The approval of the Compensation Policy by the Board of Directors is subject to the approval thereof at the General Meeting of the Company's shareholders in accordance with the Law.

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2.4	Applicability

2.4.1
The Compensation Policy shall apply to any “Office holder”, as this term is defined in the Companies Law (hereinafter: the “Office holders”): a Director, CEO, COO, Deputy CEO, anyone holding a position as set forth above in the Company even if his title is different, and any other Office holder who directly reports to the CEO.

2.4.2
The Compensation Policy is intended to apply to the Office holders serving in the Company at the date of its entry into force and all Office holders that will commence their service with the Company while the Policy is in effect, including:

●	The CEO of the Company (hereinafter: “CEO”).

●
Senior staff: CFO & Chief Accounting Office holder(s), General Counsel & VP Corporate Compliance, GVP R&D, GVP Quality Affairs, GVP Haifa Site Manager, GVP Portfolio Manager, GVP & General Manager Canada, VP HR, Head of Procurement, CCO of the Generic Rx Business U.S., VP S&M TPHA, VP IT Israel, and any other Office holder, as shall be defined by the Board of Directors.

●	Directors.

2.4.3
As of the date of the approval of the Compensation policy, all existing employment agreements and terms of the Company's Office holders are in accordance with the Compensation policy, its principals and guidelines.

3.	Components of the compensation of Office holders (other than Directors)

The Compensation of the Office holders (other than Directors) may include the following components:

3.1	Base salary, social and other benefits (“Fixed Compensation”)

3.1.1	The Base salary of Office holders shall be determined based on the following:

3.1.1.1	The parameters specified in Section 2.2 above.

3.1.1.2	Executive compensation survey (benchmark) of companies operating in similar industries and/or with similar financial performance, per geographic location.

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3.1.1.3
Notwithstanding the foregoing, the Compensation Committee shall be entitled to approve an update of the base salary of the Company's Office holders, subject to the parameters specified in Section 2.2 above and 3.1.1.2, at a rate that does not exceed 35% of the base salary prior to such update.

3.1.2
The Fixed Compensation may include additional benefits. In light of the Company's global nature and the fact that its Office holders are employed in geographic locations worldwide (US, Canada and Israel), under different legal systems, social benefits shall be adjusted according to the local laws, and customary employment terms. Office holders shall be eligible to participate in and receive benefits from the standard and customary benefit plans provided to the Company's employees.

3.1.3	In addition, an Office holder shall be eligible to receive a sign-on bonus, at the discretion of the Compensation Committee and the Board of Directors.

3.2	Short Term Variable cash compensation.

3.2.1	The compensation package may include an annual cash bonus plan ("Bonus plan") based on the Company's performance as well as the attainment of individual objectives.

3.2.2
An eligible Office holder's bonus payment will generally be based 25%-75% on the Company's performance and 75%-25% on attainment of the Office holder's individual goals, subject to a change in the proportions at the discretion of the Compensation Committee.

3.2.3	Examples of Bonus plan performance targets that will be considered, among others:

●	Accomplishment of Key Performance Objectives

●	Financial results

●	Sales objectives

●	R&D objectives

●	Cost savings

●	Meeting the Company's budget

●	Shareholder value

3.2.4
In addition, the Chairman of the Board of Directors is entitled to recommend granting a special incentive to Office holders, subject to approval of the Compensation Committee and the Board of Directors.

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3.2.5
The performance targets and the maximum variable components payable to the Chairman and the CEO shall be determined by the Compensation Committee and the Board of Directors and to the other Office holders by the CEO.

3.2.6
The Company shall recover all or a portion of any compensation paid to an Office holder that was paid on the basis of financial data included in its financial statements, in any fiscal year, that were found to be inaccurate and were subsequently restated.

In such event, the Company will seek reimbursement from the Office holder to the extent such Office holder would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

3.3	Long Term Variable Compensation

3.3.1
The compensation package may include a long term incentive plan (in addition to the short term variable cash compensation) which may consist of either: (1) Long term cash bonus plan, which will be based on long term performance goals of the Company and the Office holder; or (2) Equity based awards, according to the recommendation of the Compensation Committee and approval of the Board of Directors.

3.3.2
The purpose of the long term variable compensation is to align the interests of the executive officers with those of the Company’s shareholders, while basing the Officer’s contribution on the Company’s results on the basis of a long term perspective.

3.3.3	The period of the long term variable compensation component will be not less than two (2) years.

3.4	Maximum variable Compensation

3.4.1
The maximum variable compensation component, short and long term, as percentage of the base earned salary may differ from one Office holder to another based on the parameters specified in Section 2.2 above, and in any case will not exceed 200% of the annual base salary per year, as described in sections 3.2 and 3.3 above.

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3.5	Termination related terms

3.5.1
Statutory Severance related terms and payments will be made in accordance and subject to the applicable law in each geographic location of the Company's Office holders, and according to the actual terms of termination determined for each Office holder in his employment agreement.

3.5.2
Should the Company decide to make termination payments to a departing Office holder, such payments may include, but not exceed an aggregate of 18 months' pay for the combined advanced notice period and severance pay (not counting, for this purpose, statutory severance pay where applicable).

3.5.3
While considering any termination payments, the Compensation Committee may consider certain criteria, including, but not limited to the length of the Office holder’s employment period, his performance during his employment, the circumstances surrounding the termination of employment, etc.

4.	Compensation of Directors

4.1.1
The Compensation of the Company's external directors shall be in accordance with the Companies Law Regulations (Rules Regarding Remuneration and Expenses for an External Director) 5760-2000 ("Statutory Director Fees").

4.1.2
The compensation paid to directors, in their capacity as such (whether in cash or equity) shall be determined, taking into account: A. the field in which the Company operates, B. comparison with companies of a similar size with global operations and structure of a similar magnitude, whether listed for trading in Israel or overseas, or privately-held, C. the contribution and active involvement in the business of the Company. Such compensation may be paid to the director or to a company controlled by such director.

4.1.3	Directors of the Company who provide additional professional services and consulting may also be entitled to additional compensation as shall be determined by the Company as follows:

●	Management or consulting fees

●	Annual bonus

5.	Ratio of the Office holder’s compensation to the average and median salary in the Company

Due to the Company's global nature, the Compensation Committee has taken and will take into consideration while determining the Office holders' compensation, the fact that the Company's employees are employed in various countries worldwide, under different terms of employment. Therefore the Compensation Committee considered the relationship between the terms of service and employment of the Office holder and the salary of the other employees of the Company in each Office holder's geographic location, and in particular the ratio of the total compensation for the Office holders of the Company to the average and median salary of the Company’s employees in each geographic location. The Compensation Committee found that the relationship mentioned above does not harm the Company's performance and its ability to recruit and retain its employees in the various countries.

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6.	Processes for the supervision and control of the Compensation Policy

6.1
The responsibility for determining the rules of the Compensation Policy, the control thereof and the updating thereof shall rest with the Compensation Committee and the Board of Directors, based on the Compensation Committee’s recommendations.

6.2
The Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

6.3
The approval of compensation for an Office holder, shall be determined by the Compensation Committee, and subsequently approved by the Board of Directors; the Company shall be subject to any existing and future provision of applicable law which relates to the Compensation Policy of the Company.

6.4
The Compensation Committee and the Board of Directors of the Company based on the Committee’s recommendations shall reserve the possibility of reducing the variable components or setting maximum amounts with respect thereto, provided that these changes shall be in accordance with the considerations and the criteria which have been set forth in Section 2.2 above, according to law and subject to the circumstances of the matter.

6.5	Stringent control procedures shall be exercised, in order to ensure that the Compensation Policy which has been selected is appropriately implemented.

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ANNEX B-1

February 7, 2014

Taro Pharmaceutical Industries Ltd. (the "Company")

Dear Sir/Madam,

Declaration of Eligibility and Consent to Hold Office as an External Director

(Sections 224A-227, 240 and 241 of the Companies Law, 5759-1999 and the Companies Regulations
(Conditions and Tests for a Director with Accounting and Financial Expertise and a Director with
Professional Qualifications), 5766-2005)

I, the undersigned:	Rosenfeld	Ben-Ami	008678500
	Surname	First Name	Israeli ID No.

	Israel	Tel-Aviv	1 Shaul Hamelech St. Apt. 12
	Country	City	Address

after having been cautioned to tell the truth, failing which I shall be liable for the penalties prescribed by law, do hereby declare and confirm, in relation to my appointment as an external director of Taro Pharmaceutical Industries Ltd. (the "Company"), as follows:

1.	All Capitalized terms used herein and not defined in any of the specific Sections below, shall have the meaning set forth in the Definitions Section at the end of this Declaration.

2.	I hereby give my consent to hold office as an external director of the Company that is a public company whose shares are listed on the NYSE.

3.
I have the required qualifications and the ability to devote the appropriate time in order to carry out the position of an external director of the Company, while noting, inter alia, the special needs of the Company and its size, as mandated in accordance with the provisions of the Companies Law, 5759-1999 (the "Companies Law") and the regulations promulgated thereunder.

4.
I have both Accounting and Financial Expertise and Professional Qualification within the definitions of such terms in Regulations 1 and 2 of the Companies Regulations (Conditions and Tests for a Director with Accounting and Financial Expertise and a Director with Professional Qualifications), 5766-2005, and as provided in the definitions of "Accounting and Financial Expertise" and "Professional Qualification" in the Definitions Section below.

5.	While noting the provisions of Sections 3 and 4 above, below is a specification of my qualifications and professional experience:

5.1	I have the following academic education:

Graduate of Industrial and Management Engineering of the Technion Israel Institute of Technology (B.Sc) 1965;

5.2	Business/professional experience in the last 5 years and prior to such dates:

Entrepreneur and investor; Chairman of Data Detection Technologies Ltd., 2011 to date; Consultant and Chairman of Industrialization Committee of Pluristem Therapeutics Inc. (listed on NASDAQ and Tel Aviv Stock Exchange) 2011 to date.

In the years 1972 until 1979 General Manager Pharmaceutical Division of Teva; 1979 until 1985 General Manager of Schering Plough subsidiaries in Belgium and South Africa; 1985 until 1996 Chief Operating Officer and Executive Vice President of Teva.

5.3	Additional corporations at which I hold office as a director:

Chairman of T.P. Technologies Pharmaceuticals Ltd. ("T.P.") (a family-related investment vehicle for investments in Israeli industrial companies). It is clarified that other than the passive investment by T.P. in Pluristem, neither the undersigned nor T.P. are involved in any other investment in the pharmaceutical industry.

Chairman of Pola Properties (2011) Ltd. - (a family-related investment vehicle for investments in real estate).

A copy of the certificates and documents which support the aforesaid are attached to this Declaration.

6.
I am not a Relative of the controlling shareholder of the Company and neither I, nor of any Relative, partner, employer, the person to whom I report directly or indirectly or a corporation of which I am the controlling shareholder, on the date of my appointment as an external director of the Company or in the two years prior to the appointment date, have a Link to the Company, the controlling shareholder of the Company or a Relative of the controlling shareholder, on the appointment date, or to Another Corporation. In this regard:

"Link" - the existence of an employment relationship, business or professional ties, on a regular basis or Control, and the holding of office as an Officer, other than the office of a director who was appointed in order to hold office as an external director of a company which is about to make an initial public offering of shares; the Minister, in consultation with the ISA, is entitled to determine that specific issues, under conditions set forth by him, shall not constitute a link;

"Another Corporation" - a corporation, the controlling shareholder of which, on the appointment date or in the two years prior to the appointment date, is the Company or the controlling shareholder thereof

"Relative" - a spouse, brother or sister, parent, grandparents, offspring and an offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.

7.
Without derogating from the provisions of Section 6 above, neither I, nor my Relative, partner, employer, the person to whom I report directly or indirectly or a corporation of which I am a controlling shareholder, have business or professional ties with anyone with whom a Link is prohibited as provided in Section 6 above, even if such ties are not on a regular basis, other than negligible ties, and I neither received nor do I receive consideration contrary to the provisions of Section 244(b) of the Companies Law.

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8.
I am not employed by the Company or by a controlling shareholder thereof or by a corporation controlled by a controlling shareholder as aforesaid, I do not provide services, to the Company, to a controlling shareholder thereof or to a corporation controlled by a controlling shareholder as aforesaid, and my livelihood is not dependent mainly on the controlling shareholder of the Company.

9.
My other occupations or positions neither create nor may create a conflict of interest with my positions as an external director of the Company and do not prejudice my ability to hold office as an external director of the Company.

10.
Insofar as I also hold office as a director of another company (the "Other Company"), there is no person who holds office both as a director of the Company and as an external director of the Other Company.

11.	I am not an employee of the ISA or of a stock exchange in Israel or abroad.

12.	I am not a family member of another Interested Party of the Company.

13.	I am neither legally incapacitated nor was I declared bankrupt or a restricted debtor (within the meaning thereof in the Execution Law, 5727-1967).

14.	In the five years which preceded the date of making of this Declaration, I was not convicted in a judgment by a court of original or other jurisdiction (the "Judgment"):

14.1
of any of the offenses pursuant to Sections 290 through 297, 392, 415, 418 through 420 and 422 through 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(a) and 54 of the Securities Law, 5728-1968 (the "Securities Law").

14.2	in a court external of Israel of offenses of bribery, fraud, offenses of managers of a corporation or offenses of abuse of inside information.

14.3
of another offense that is not listed in Sections (a) and (b) above, due to the nature, severity or circumstances of which, the court has determined that I am not fit to serve as a director of a public company and/or a private company which is a Bond Company.

15.
The administrative enforcement committee, which was appointed pursuant to Section 52FF(a) of the Securities Law, has imposed no Means of Enforcement on me which prohibit me from holding office as a director of a public company or a private company which is a Bond Company.

16.	I do not hold shares and other securities of the Company and of a Subsidiary or an Affiliate thereof.

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17.	To the best of my knowledge, there is no other lawful limitation on my appointment and/or office as an external director of the Company.

18.	All of the details on the subject of the remuneration of the external directors which is customary at the Company have been relayed to me and I agree thereto.

19.
In the event that a change will occur in any of my above declarations, commencing from the date of this Declaration until the expiration of my office as an external director of the Company, I shall inform the Company of such fact immediately after the aforesaid change.

20.
I know that the Company relied on the content of this Declaration and for the purpose of recognizing me as having the ability to read and understand financial statements, and that this Declaration shall be kept at the Company's registered office, be open for inspection by any person and be reported by the Company pursuant to the provisions of any and all laws.

7.2.2014	/s/ Ami Rosenfeld
Date	Signature

Certification

I, the undersigned, Benny Barak, Adv., of 7 Abba Hillel Street, Ramat Gan, Israel, certify that on February 7, 2014, appeared before me Mr. Ben Ami Rosenfeld, who identified himself to me by I.D. number 008678500, and who, after I cautioned him to state the truth, failing which he would be liable for the penalties prescribed by law, signed this affidavit in my presence.

/s/ Benny Barak, Adv.
Benny Barak, Adv.

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General Definitions:

1.
A director with "Accounting and Financial Expertise" - a director with accounting and financial expertise is a person who, due to his education, experience and qualifications, has high proficiency and understanding of business-accounting issues and financial statements in a manner which enables him to understand in-depth the Company's financial statements and arouse a discussion in relation to the manner of presentation of the financial data; The evaluation of a director's Accounting and Financial proficiency shall be performed by a board of directors and the considerations shall include, inter alia, his education, experience and knowledge on the following subjects: (1) accounting issues, as well as accounting control issues which are typical of the industry in which the company operates and of companies of the Company's magnitude and complexity; (2) the roles of the auditor and the obligations imposed in him; (3) the preparation of financial statements and approval thereof pursuant to the law and the Securities Law;

2.
"Affiliate" - an Associated Company and a company, in which another company - which is not a parent company thereof - has invested an amount equal to twenty five percent or more of the Equity of the other company, either in shares or otherwise, other than a loan given in the ordinary course of business;

3.
"Another Corporation" - a corporation, the controlling shareholder of which, on the date of the appointment or in the two years prior to the appointment date, is the Company or the controlling shareholder thereof;

4.
"Associated Company" - a company, twenty five percent or more of the par value of the issued share capital or the voting power of which are held, or twenty five percent or more of the directors of which may be appointed by another company - which is not a parent company thereof;

5.
"Bond Company" - a company, the bonds of which are listed on TASE or were offered to the public pursuant to a prospectus, within the meaning thereof in the Securities Law, or which were offered to the public external of Israel pursuant to a public offering document which is required under foreign law, and are held by the public.

6.
"Control" - the ability to direct the activity of a corporation, other than ability which derives only from filling a director's position or another office at a corporation, and a person holding one half or more of a specific type of the means of control of a corporation shall be presumed to control the corporation;

7.	"Holder of a Material Interest" - anyone holding five percent or more of the Company's issued share capital or of the voting rights therein;

8.
"Holding" and "Acquisition" - with regard to securities or voting power etc. - either alone or together with others, either directly or indirectly, through a trustee, a trust company, a transfer agent or otherwise, in the case of a holding or an acquisition by the Company - including by a Subsidiary or Affiliate thereof, and in the case of a holding or an acquisition by an individual - an individual and the members of his family who live with him, or where the livelihood of one depends on the other, shall be deemed as one person;

5

9.	"Interested Party" - a material shareholder, anyone having the power to appoint one or more directors or the CEO, and anyone holding office at the Company as a director or a CEO;

10.
"Means of Enforcement" - means of enforcement as provided in Section 52DDD of the Securities Law, imposed pursuant to Chapter H.4 of the Securities Law, Chapter G.2 of the Regulation of the Practice of Investment Consulting and Portfolio Management Law, 5755-1995, or Chapter J.1 of the Mutual Trusts Investment Law, 5754-1994, as the case may be.

11.	"Officer" - General Manager, CEO, Deputy CEO, Vice CEO, anyone filling such a position at the Company even if his title is different, and a director or manager who directly reports to the CEO;

12.
A director with "Professional Qualifications" - a director with professional qualifications is a person who fulfills one of the following conditions: (1) has an academic degree in one of the following professions: business management, accounting, law, public administration; (2) has another academic degree or has completed other higher-education studies, all in the Company's main field of business or in a field which is relevant to the position; (3) has at least five years of experience in one of the following, or has at least five years of accumulated experience in two or more of the following: (a) a senior position in the field of the business management of a corporation with a significant scope of business; (b) an office or a senior position in the public service; (c) a senior position in the Company's main fields of business.

13.
"Subsidiary" - a company, fifty percent or more of the par value of the outstanding share capital or the voting power of which are held, or one half or more of the managers or the CEO of which may be appointed by another company;

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ANNEX B-2

February 5, 2014

Taro Pharmaceutical Industries Ltd. (the "Company")

Dear Sir/Madam,

Declaration of Eligibility and Consent to Hold Office as an External Director

(Sections 224A-227, 240 and 241 of the Companies Law, 5759-1999 and the Companies Regulations
(Conditions and Tests for a Director with Accounting and Financial Expertise and a Director with
Professional Qualifications), 5766-2005)

I, the undersigned:
	Bershadsky	Adi	054729991
	Surname	First Name	Israeli ID No.

	Israel	Tel Aviv	Michael Neeman 14/33
	Country	City	Address

after having been cautioned to tell the truth, failing which I shall be liable for the penalties prescribed by law, do hereby declare and confirm, in relation to my appointment as an external director of Taro Pharmaceutical Industries Ltd. (the "Company"), as follows:

1.	All Capitalized terms used herein and not defined in any of the specific Sections below, shall have the meaning set forth in the Definitions Section at the end of this Declaration.

2.	I hereby give my consent to hold office as an external director of the Company that is a public company whose shares are listed on the NYSE.

3.
 I have the required qualifications and the ability to devote the appropriate time in order to carry out the position of an external director of the Company, while noting, inter alia, the special needs of the Company and its size, as mandated in accordance with the provisions of the Companies Law, 5759-1999 (the "Companies Law") and the regulations promulgated thereunder.

4.
 I have both Accounting and Financial Expertise and Professional Qualifications within the definitions of such terms in Regulations 1 and 2 of the Companies Regulations (Conditions and Tests for a Director with Accounting and Financial Expertise and a Director with Professional Qualifications), 5766-2005, and as provided in the definitions of "Accounting and Financial Expertise" and "Professional Qualifications" in the Definitions Section below.

5.	While noting the provisions of Sections 3 and 4 above, below is a specification of my qualifications and professional experience:

5.1           I have the following academic education:

Sociology and Social Studies (B.A.), Bar Ilan University,1988

Sociology and Anthropology - Organizational Sociology Track (M.A. - with honors), Bar Ilan University, 1994

5.2           Business/professional experience in the last 5 years, and prior thereto:

●	Manager of Business Development & International Marketing, Ness A.T. Ltd. - 2005 - 2012

●	Manager of Business Development & International Marketing, mPrest Systems (2003) Ltd. (50% owned by RAFAEL).

●	Israeli Military Industries Ltd. (IMI) - Director appointed by the Government of the State of Israel (2004 - 2007).

●	External Director BluePhoenix Solutions Ltd. (March 2012 - May 2013).

●	Board Member, The Israeli Air Force Association (2011 - to date).

●	Board Member, WePower Association (2008 - to date).

●	Member of Board of Trustees Friends of Zion Association (2013 to date).

●
Colonel of the Israeli Air Force; served as the IDF's Attache and Head of the Ministry of Defense Delegation in Poland, the Czech Republic, Slovakia and Hungary (2000-2003) (first woman ever achieving such rank in the Air Force and such position in the IDF)

5.3            Additional corporations at which I hold office as a director:

●	External Director - Israel Television News Company Ltd. (Channel 2), 2011 to date.

●	External Director Jobokit Holdings Ltd. (a public company listed on the TASA) 2006 to date.

A copy of the certificates and documents which support the aforesaid are attached to this Declaration.

6.
I am not a Relative of the controlling shareholder of the Company and neither I, nor of any Relative, partner, employer, the person to whom I report directly or indirectly or a corporation of which I am the controlling shareholder, on the date of my appointment as an external director of the Company or in the two years prior to the appointment date, have a Link to the Company, the controlling shareholder of the Company or a Relative of the controlling shareholder, on the appointment date, or to Another Corporation. In this regard:

"Link" - the existence of an employment relationship, business or professional ties, on a regular basis or Control, and the holding of office as an Officer, other than the office of a director who was appointed in order to hold office as an external director of a company which is about to make an initial public offering of shares; the Minister, in consultation with the ISA, is entitled to determine that specific issues, under conditions set forth by him, shall not constitute a link;

2

"Another Corporation" - a corporation, the controlling shareholder of which, on the appointment date or in the two years prior to the appointment date, is the Company or the controlling shareholder thereof;

"Relative" - a spouse, brother or sister, parent, grandparents, offspring and an offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.

7.
Without derogating from the provisions of Section 6 above, neither I, nor my Relative, partner, employer, the person to whom I report directly or indirectly or a corporation of which I am a controlling shareholder, have business or professional ties with anyone with whom a Link is prohibited as provided in Section 6 above, even if such ties are not on a regular basis, other than negligible ties, and I neither received nor do I receive consideration contrary to the provisions of Section 244(b) of the Companies Law.

8.
I am not employed by the Company or by a controlling shareholder thereof or by a corporation controlled by a controlling shareholder as aforesaid, I do not provide services, to the Company, to a controlling shareholder thereof or to a corporation controlled by a controlling shareholder as aforesaid, and my livelihood is not dependent mainly on the controlling shareholder of the Company.

9.
My other occupations or positions neither create nor may create a conflict of interest with my positions as an external director of the Company and do not prejudice my ability to hold office as an external director of the Company.

10.
Insofar as I also hold office as a director of another company (the "Other Company"), there is no person who holds office both as a director of the Company and as an external director of the Other Company.

11.	I am not an employee of the ISA or of a stock exchange in Israel or abroad.

12.	I am not a family member of another Interested Party of the Company.

13.	I am neither legally incapacitated nor was I declared bankrupt or a restricted debtor (within the meaning thereof in the Execution Law, 5727-1967).

14.	In the five years which preceded the date of making of this Declaration, I was not convicted in a judgment by a court of original or other jurisdiction (the "Judgment"):

14.1
of any of the offenses pursuant to Sections 290 through 297, 392, 415, 418 through 420 and 422 through 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(a) and 54 of the Securities Law, 5728-1968 (the "Securities Law").

14.2	in a court external of Israel of offenses of bribery, fraud, offenses of managers of a corporation or offenses of abuse of inside information.

14.3
of another offense that is not listed in Sections (a) and (b) above, due to the nature, severity or circumstances of which, the court has determined that I am not fit to serve as a director of a public company and/or a private company which is a Bond Company.

3

15.
The administrative enforcement committee, which was appointed pursuant to Section 52FF(a) of the Securities Law, has imposed no Means of Enforcement on me which prohibit me from holding office as a director of a public company or a private company which is a Bond Company.

16.	I do not hold shares and other securities of the Company and of a Subsidiary or an Affiliate thereof.

17.	To the best of my knowledge, there is no other lawful limitation on my appointment and/or office as an external director of the Company.

18.	All of the details on the subject of the remuneration of the external directors which is customary at the Company have been relayed to me and I agree thereto.

19.
In the event that a change will occur in any of my above declarations, commencing from the date of this Declaration until the expiration of my office as an external director of the Company, I shall inform the Company of such fact immediately after the aforesaid change.

20.
I know that the Company relied on the content of this Declaration and for the purpose of recognizing me as having the ability to read and understand financial statements, and that this Declaration shall be kept at the Company's registered office, be open for inspection by any person and be reported by the Company pursuant to the provisions of any and all laws.

5/2/2014	/s/ Adi Bershadsky
Date	Signature

Certification

I, the undersigned, Sharon Wohlgelernter, Adv., of 7 Abba Hillel Street, Ramat Gan, Israel, certify that on February 5, 2014, appeared before me Adi Bershadsky, who identified herself to me by I.D. number 054729991, and who, after I cautioned her to state the truth, failing which she would be liable for the penalties prescribed by law, signed this affidavit in my presence.

/s/ Sharon Wohlgelernter, Adv.
Sharon Wohlgelernter, Adv.

4

General Definitions:

1.
A director with "Accounting and Financial Expertise" - a director with accounting and financial expertise is a person who, due to his education, experience and qualifications, has high proficiency and understanding of business-accounting issues and financial statements in a manner which enables him to understand in-depth the Company's financial statements and arouse a discussion in relation to the manner of presentation of the financial data; The evaluation of a director's Accounting and Financial proficiency shall be performed by a board of directors and the considerations shall include, inter alia, his education, experience and knowledge on the following subjects: (1) accounting issues, as well as accounting control issues which are typical of the industry in which the company operates and of companies of the Company's magnitude and complexity; (2) the roles of the auditor and the obligations imposed in him; (3) the preparation of financial statements and approval thereof pursuant to the law and the Securities Law;

2.
"Affiliate" - an Associated Company and a company, in which another company - which is not a parent company thereof - has invested an amount equal to twenty five percent or more of the Equity of the other company, either in shares or otherwise, other than a loan given in the ordinary course of business;

3.
"Another Corporation" - a corporation, the controlling shareholder of which, on the date of the appointment or in the two years prior to the appointment date, is the Company or the controlling shareholder thereof;

4.
"Associated Company" - a company, twenty five percent or more of the par value of the issued share capital or the voting power of which are held, or twenty five percent or more of the directors of which may be appointed by another company - which is not a parent company thereof;

5.
"Bond Company" - a company, the bonds of which are listed on TASE or were offered to the public pursuant to a prospectus, within the meaning thereof in the Securities Law, or which were offered to the public external of Israel pursuant to a public offering document which is required under foreign law, and are held by the public.

6.
"Control" - the ability to direct the activity of a corporation, other than ability which derives only from filling a director's position or another office at a corporation, and a person holding one half or more of a specific type of the means of control of a corporation shall be presumed to control the corporation;

7.	"Holder of a Material Interest" - anyone holding five percent or more of the Company's issued share capital or of the voting rights therein;

8.
"Holding" and "Acquisition" - with regard to securities or voting power etc. - either alone or together with others, either directly or indirectly, through a trustee, a trust company, a transfer agent or otherwise, in the case of a holding or an acquisition by the Company - including by a Subsidiary or Affiliate thereof, and in the case of a holding or an acquisition by an individual - an individual and the members of his family who live with him, or where the livelihood of one depends on the other, shall be deemed as one person;

5

9.	"Interested Party" - a material shareholder, anyone having the power to appoint one or more directors or the CEO, and anyone holding office at the Company as a director or a CEO;

10.
"Means of Enforcement" - means of enforcement as provided in Section 52DDD of the Securities Law, imposed pursuant to Chapter H.4 of the Securities Law, Chapter G.2 of the Regulation of the Practice of Investment Consulting and Portfolio Management Law, 5755-1995, or Chapter J.1 of the Mutual Trusts Investment Law, 5754-1994, as the case may be.

11.	"Officer" - General Manager, CEO, Deputy CEO, Vice CEO, anyone filling such a position at the Company even if his title is different, and a director or manager who directly reports to the CEO;

12.
A director with "Professional Qualifications" - a director with professional qualifications is a person who fulfills one of the following conditions: (1) has an academic degree in one of the following professions: business management, accounting, law, public administration; (2) has another academic degree or has completed other higher-education studies, all in the Company's main field of business or in a field which is relevant to the position; (3) has at least five years of experience in one of the following, or has at least five years of accumulated experience in two or more of the following: (a) a senior position in the field of the business management of a corporation with a significant scope of business; (b) an office or a senior position in the public service; (c) a senior position in the Company's main fields of business.

13.
"Subsidiary" - a company, fifty percent or more of the par value of the outstanding share capital or the voting power of which are held, or one half or more of the managers or the CEO of which may be appointed by another company;

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ANNEX C

Form of Proxy Card

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

TARO PHARMACEUTICAL INDUSTRIES LTD.

March 27, 2014

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card are available at www.taro.com

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2, 3, 4, 5A AND 5B.
IF NO DIRECTIONS ARE INDICATED, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED AS RECOMMENDED BY THE COMPANY'S BOARD OF DIRECTORS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

   I/we have either a "Personal Interest" in the above resolution or are a "Controlling Shareholder". YES ☐ NO ☐

   I/we have either a "Personal Interest" in the above resolution or are a "Controlling Shareholder". YES ☐ NO ☐

   I/we have either a "Personal Interest" in the above resolution or are a "Controlling Shareholder". YES ☐ NO ☐

   I/we have either a "Personal Interest" in the above resolution or are a "Controlling Shareholder". YES ☐ NO ☐

5a. To approve and ratify the election of Mrs. Ilana Avidov Mor to the Board of Directors as External Director as defined in the Israeli Companies Law 5759-1999 for an additional three-year term commencing as of December 31, 2013. FOR ☐ AGAINST ☐ ABSTAIN ☐

   I/we have either a "Personal Interest" in the above resolution or are a "Controlling Shareholder". YES ☐ NO ☐

5b. To approve and ratify the election of Mr. Dan Biran to the Board of Directors as External Director as defined in the Israeli Companies Law 5759-1999 for an additional three-year term commencing as of December 31, 2013. FOR ☐ AGAINST ☐ ABSTAIN ☐

   I/we have either a "Personal Interest" in the above resolution or are a "Controlling Shareholder". YES ☐ NO ☐

6a. Election of Mr. Ben-Ami Rosenfeld to the Board of Directors as External Director as defined in the Israeli Companies Law 5759-1999 for a term of three years. FOR ☐ AGAINST ☐ ABSTAIN ☐

   I/we have either a "Personal Interest" in the above resolution or are a "Controlling Shareholder". YES ☐ NO ☐

6b. Election of Ms. Adi Bershadsky to the Board of Directors as External Director as defined in the Israeli Companies Law 5759-1999 for a term of three years. FOR ☐ AGAINST ☐ ABSTAIN ☐

   I/we have either a "Personal Interest" in the above resolution or are a "Controlling Shareholder". YES ☐ NO ☐

If the undersigned has not indicated with respect to any of the proposals that the undersigned has a "Personal Interest" or is a "Controlling Shareholder" of the Company then by voting via this proxy card, the undersigned hereby certifies that the undersigned has no "Personal Interest" (as defined in the Israeli Companies Law) in Proposals 1, 2, 3, 4, 5a, 5b, 6a and 6b, and is not a "Controlling Shareholder" of the Company. Under the Israeli Companies Law, a "Personal Interest" of a shareholder (i) includes a personal interest of any member of the shareholder's family (or spouse thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of the Company's shares. Under the Companies Law, in the case of a person voting by proxy for another person, "Personal Interest" includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. A person who owns 25% or more of the Company's shares, either alone or jointly with others, is deemed to be a "Controlling Shareholder" for these purposes.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

TARO PHARMACEUTICAL INDUSTRIES LTD.

Proxy for Extraordinary General Meeting of Shareholders on March 27, 2014

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Taro Pharmaceutical Industries Ltd. (the "Company") hereby appoints each of Ram Zajicek, Hagai Raingold and Avi Avramoff, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Extraordinary General Meeting of Shareholders (the "Extraordinary General Meeting") of the Company to be held on Thursday, March 27, 2014, at 10:00 a.m. Israel time at the offices of the Company, 14 Hakitor St., Haifa Bay 26110, Israel, and all adjournments and postponements thereof.

IF NO DIRECTIONS ARE INDICATED THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED AS RECOMMENDED BY THE COMPANY'S BOARD OF DIRECTORS.

(Continued and to be signed on the reverse side.)

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